UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Kuechenmeister, Joseph P.
   3275 Fortson Road


   Fortson, GA  31808
2. Issuer Name and Ticker or Trading Symbol
   AFLAC INCORPORATED (AFL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   02/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr. Vice-President
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  02/13/02    M        10,000        A  $7.9167                     D  Direct
Common Stock                                  02/14/02    F        3,442         D  $26.1000                    D  Direct
Common Stock                                  02/14/02    M        3,442         A  $4.7084      67,620         D  Direct
Common Stock                                                                                     15,438         I  401(K) Plan

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to$4.7084         02/14/02       M                          17,900           06/28/93     06/28/03
 buy) (1)
Employee Stock Option (right to$7.9167         02/13/02       M                          10,000           02/13/96     02/13/06
 buy)
Stock Units                    $0.0000         02/14/02       M         14,458                            02/14/02

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to02/14/02  Common Stock (1)               17,900                    0             D   Direct
 buy) (1)
Employee Stock Option (right to02/13/02  Common Stock                   10,000                    33,454        D   Direct
 buy)
Stock Units                    02/14/02  Common Stock (1)               14,458        $4.7084     40,457        D   Direct

Explanation of Responses:

(1)
Reporting party exercised employee stock options convertible into common stock.  He deferred receipt of the common stock pursuant to the issuer's Executive Deferred Compensation Plan (EDCP). The EDCP holds Stock Units on the reporting party's behalf representing the value of the common stock.

SIGNATURE OF REPORTING PERSON
/S/ By: Patricia A. Bell
    For: Joseph P. Kuechenmeister
DATE